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                                                     Filing by Intel Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Excalibur Technologies Corporation
                                                     Commission File No.: 0-9747


On May 9, Excalibur Technologies Corporation sent the following letter to its stockholders.


[EXCALIBUR LOGO]                                            [INTEL LOGO]


May 9, 2000

Dear Excalibur Shareholder,

We are pleased to follow up on our May 1 announcement that Excalibur Technologies Corporation will merge with Intel Corporation's Interactive Media Services division to form a new, publicly traded company. We want to share with you our vision and excitement about this new enterprise, the background behind our agreement and our current thinking regarding plans for the new company.

Our mission will be to position the new company as a leading supplier of interactive media services to the Internet economy. Our strategy is to provide business-to-business solutions that enable content owners new and exciting ways to allow end-users to interact with their valuable content.

The new company plans to build on our current businesses by being among the first to offer a media services solution that enables content owners, such as entertainment companies and sports leagues, to distribute their content securely over the Internet. We believe we will have an advantage in the ability to consolidate and rapidly bring to market a solution that benefits from several years of separate, but complementary efforts by Intel and Excalibur to develop technologies and businesses capable of exploiting the opportunity for Internet-based interactive media. For Excalibur's part, these efforts focused on content management - the encoding, indexing, searching, retrieving and publishing of multimedia - and resulted in products able to organize and search all kinds of content. Intel's efforts focused on content protection and content enrichment through video and data integration and resulted in products and services that provide the infrastructure required to deliver branded content over the Internet. These remarkably complementary technologies and capabilities represent many years and a significant dollar investment in research and development. As a unified offering, we expect to provide a solution customers need to encode,



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protect, organize and deliver branded, high-value content on the Internet using new business models such as subscription and pay-per-view.

According to Kagan and Associates, the market segment for secure transmissions of video and data over the Internet is expected to reach $16 billion by the year 2004. In addition, according to IDC by 2003 44% of Internet users will be using streaming media capability monthly, up from 19% today. At Intel we brought together three existing business units having an emphasis in this area to create the Interactive Media Services division whose continued focus is on winning contracts with innovative companies. Several of our current customers are signed up for multi-year transactions and we are working at transferring these accounts and contracts to the new company. If successful, these contracts will provide a material contribution to the combined company's revenues. The Interactive Media Services division is made up of three business units:

      - The Internet Security Services unit provides software products and services that enable an end-to-end solution for secure digital content distribution and playback. Its product is sold into vertical segments such as music, documents and streaming video. Current customers include Preview Systems and SoftLock.com.

      - The Enhanced Video Services unit provides services for the creation, management and delivery of enhanced video content over the Internet and digital broadcast channels. These services enable content owners to create interactive content, protect it, and deliver it to end users on a variety of devices. Current customers include Choice Seat, Quokka Sports and Avid Sports.

      - The Entertainment Content Services unit takes on the role of systems integrator to provide consumer oriented offerings for customers operating in the entertainment industry. Using core competencies of program management, human factors engineering and software engineering, this unit defines and implements end-to-end solutions. Current customers are in the areas of music, sports and lifestyles and include Supertracks and Avid Sports.

Intel will contribute to the new company a number of key assets and capabilities including:

-     Extensive media/entertainment industry relationships

- Broad set of technical capabilities: video and data, security, content protection

-     Ten patents and patent applications in the area of content security

-     Source code components

- Licenses to more than 45 additional source code components and other Intel patents and patent applications

- Technical employee resources in key areas: primarily in software and engineering

-     Significant customers in focus market segments

-     Experienced management team



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The new company will offer employment to the 60 or more engineers and other professionals who currently comprise Intel's Interactive Media Services division. Finally, Ron Whittier, an Intel Senior Vice President, has agreed to take the helm as Chairman of the Board and CEO of the new company. At the closing of the transaction, Intel will hold a 60% ownership stake in this enterprise and have two representatives on the Board of Directors. Pat Condo will become President and COO of the new company.

We will continue to serve Excalibur's customer base and believe that the combination will make available new products and services that will be advantageous to current customers. We expect to work with our new customers in a flexible business model ranging from licensing products and purchasing services to revenue sharing and equity arrangements.

Of course, we have a lot of work to do. The transaction is subject to regulatory review, customary closing conditions and approval by you. Excalibur plans to file a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (the "Commission"). WE URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE COMMISSION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain free copies of these documents at the Commission's website at www.sec.gov.

In conclusion, we believe the combined company will have the people, technology, resources, customers, associations, and the vision to win a leading position in interactive media services. We are excited about this opportunity and are pleased that Intel and Excalibur will be joining forces. We hope you share our excitement.

Warm regards,



Donald R. Keough                          Patrick C. Condo
Chairman of the Board                     President and Chief Executive Officer
Excalibur Technologies Corporation        Excalibur Technologies Corporation


/s/ GERHARD H. PARKER                     /s/ RONALD J. WHITTIER
-------------------------------------     -------------------------------------
Gerhard H. Parker                         Ronald J. Whittier
Executive Vice President                  Senior Vice President



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General Manager, New Business Group       General Manager, Content Services
Intel Corporation                         Intel Corporation


INVESTORS AND STOCKHOLDERS SHOULD READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

Intel, Excalibur and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Excalibur stockholders with respect to the transactions contemplated by the merger agreement. Information concerning the participants in the solicitation will be set forth in the proxy statement/prospectus when it is filed with the Commission.

This document contains forward-looking statements, which are based upon current expectations or beliefs, as well as a number of assumptions about future events. The reader is cautioned not to put undue reliance on these forward-looking statements, as these statements are subject to numerous factors and uncertainties, including without limitation, business and economic conditions, continued success in technological advances, costs related to the proposed merger, the inability to obtain governmental approval of the proposed merger, substantial delay in the expected closing of the merger and the risk that the Interactive Media Services division of Intel and Excalibur's businesses will not be integrated successfully, any of which may cause actual results to differ materially from those described in these statements. In addition to the factors discussed above, other factors that could cause actual results to differ materially are discussed in Intel's and Excalibur's most recent Form 10-Q and Form 10-K filings with the Commission.



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